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                                                          SEC FILE NUMBER
                                                             001-31590
                                                     ------------------------
                                                           CUSIP NUMBER
                                                           8122 2P 10 6
                                                     ------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): | | Form 10-KSB |_| Form 11-K |_| Form 20-F |X| Form 10-QSB
             | | Form 10-D   |_| Form N-SAR |_| Form N-CSR

      For Period Ended: June 30, 2006

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

      For the Transition Period Ended: ____________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________


PART I - REGISTRANT INFORMATION

SEARCHHELP, INC.
---------------------------------------------------------
Full Name of Registrant

6800 JERICHO TURNPIKE, SUITE 208E
---------------------------------------------------------
Address of Principal Executive Office (Street and Number)

SYOSSET, NY 11791
---------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or N-SAR, or portion thereof, will be filed
[X] on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

      State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Registrant's Quarterly Report on Form 10-QSB for the period ended June 30, 2006 could not be filed within the prescribed time period because additional time is required to prepare the required financial statements. During the course of preparing such financial statements, the Registrant's personnel discovered certain errors in the financial statements for the period ended March 31, 2006, requiring correction of such prior financial statements. Accordingly, the financial statements for the period ended June 30, 2006 could not be prepared until such correction was completed.

      The Registrant is working to complete the preparation of the financial statements for the period ended June 30, 2006 as expeditiously as possible. The Registrant expects that the subject Quarterly Report on Form 10-QSB will be filed within the period specified by Rule 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    John Caruso, Chief Financial Officer                 (516) 922-4765
    ------------------------------------         ------------------------------
                   (Name)                        (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |X| No |_|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects its net loss for the three-month period ended June 30, 2006 to increase to approximately $923,311 as compared to a loss of $355,713 for the comparable period of 2005. The increase of the loss is approximately $567,598. This increase is primarily due to the following factors:

(1) An increase of $178,857 in interest expense, principally related to debt securities issued by the Company in a private placement. Such securities were not outstanding in the comparable period of the prior year.

(2) An increase of $451,946 in general and administrative expenses, arising principally as a result of operation of E-Top-Pics, Inc. (acquired June 8, 2005) and Amber Alert Agent, Inc. (acquired November 4, 2005).

(3) An increase of $60,523 in depreciation and amortization expense, relating to amortization of goodwill arising from the acquisition of E-Top-Pics, Inc.

(4) A $100,000 reduction in a liability as a result of the settlement of a lawsuit.

These current period figures are preliminary and are subject to further adjustment.

                                SEARCHHELP, INC.
                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: August 14, 2006            By:  /s/ John Caruso
                                      -----------------------
                                      John Caruso
                                      Chief Financial Officer


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)